

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2019

Jeffrey Thompson
Chief Executive Officer
TimeFireVR, Inc.
1607 Ponce de Leon Ave, Suite 407
San Juan, PR 00909

      Re: TimeFireVR, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed May 24, 2019
           File No. 000-31587

Dear Mr. Thompson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Information Technologies
                                   and Services

cc: Michael Harris, Esq.